

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 6, 2013

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

Mr. Richard O'Toole
Vice President
Related Fund Management, LLC
60 Columbus Circle
New York, NY 10023

>   **Re: CommonWealth REIT**
>   **Definitive Additional Solicitation Materials on Schedule14A**
>   **Filed on April 18, 2013 by Corvex Management LP, Mr. Keith A. Meister,**
>   **Related Fund Management, LLC, et al.**
>   **File No. 001-09317**

Dear Mr. Meister and Mr. O'Toole:

We have reviewed your letter dated May 6, 2013 and have the following comment.

History of Underperformance, page 17

1.   Your response does not demonstrate how you calculated a "stabilized NOI" of
$547 million, but rather describes your diligence process in arriving at that number.
Please advise, with a view towards revised disclosure, how you calculated this number.

You may contact me at (202) 551-3503 if you have any questions.

>   Sincerely,
>
>   /s/ David L. Orlic
>
>   David L. Orlic
>   Special Counsel
>   Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP